Nabors Energy Transition Corp.
515 West Greens Road, Suite 1200
Houston, TX 77067
(281) 874-0035

November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Jeffrey Lewis, Jennifer Monick, Stacie Gorman & Jonathan Burr

Office of Real Estate & Construction

Re:	Nabors Energy Transition Corp.

Form S-1 Registration Statement

File No. 333-256876

Ladies and Gentlemen:

Nabors Energy Transition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-256876), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on November 16, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287 and that such effectiveness also be confirmed in writing.

Sincerely,

Nabors Energy Transition Corp.

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary

cc:	Cravath, Swaine & Moore LLC

Andrew J. Pitts

C. Daniel Haaren

Vinson & Elkins L.L.P.

T. Mark Kelly

Douglas E. McWilliams

Scott D. Rubinsky